Oppenheimer Global Strategic Income Fund/VA
a series of Oppenheimer Variable Account Funds
NSAR Exhibit - Item 77M

During the fiscal semi-annual period, Oppenheimer Global Strategic Income Fund/VA (“Global Strategic Income Fund/VA”), a series of Oppenheimer Variable Account Funds (the “Registrant”), became the survivor of a merger or consolidation with the following other registered investment company:

(a)	Oppenheimer High Yield Fund/VA (the “High Income Fund/VA”), a series of Oppenheimer Variable Account Funds

(b)	The circumstances and details of the merger or consolidation (the “Reorganization”) are as follows:

•
The Board of Directors/Trustees of the Registrant and Global Strategic Income Fund/VA approved the Reorganization at meetings held on May 17-18, 2012.  The shareholders of the High Yield Fund/VA approved the Reorganization at a meeting held on September 14, 2012.  The Reorganization took place on October 29, 2012.

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An Agreement and Plan of Reorganization (the “Reorganization Agreement”) was entered into between the High Income Fund/VA and Global Strategic Income Fund/VA, whereby Oppenheimer Global Strategic Income Fund/VA acquired substantially all of the assets and assumed certain liabilities of the High Yield Fund/VA in exchange for newly-issued shares of Global Strategic Income Fund/VA (the “Reorganization”).  High Income Fund/VA shareholders received Service and/or Non-Service shares of Global Strategic Income Fund/VA equal in value to the value of the net assets of the shares of the High Yield Fund/VA they held immediately prior to the Reorganization. The shares of Global Strategic Income Fund/VA to be received by shareholders of the High Yield Fund/VA will be issued at net asset value without a sales charge. Following the Reorganization, the High Yield Fund/VA will liquidate and dissolve.